Tivic Health Systems, Inc.

25821 Industrial Blvd., Suite 100

Hayward, California 94545

February 2, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.

Registration Statement on Form S-3

Filed February 1, 2023

File No. 333-269494

Ladies and Gentlemen:

Reference is made to that Registration Statement on Form S-3 (File No. 333-269494) filed by Tivic Health Systems, Inc. (the “Company”) with the Securities and Exchange Commission on February 1, 2023 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment language, prescribed by Rule 473(a) of the Act, is hereby incorporated into the cover page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Company requests that the Staff contact Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320 with any questions or comments.

Sincerely,

TIVIC HEALTH SYSTEMS, INC.

/s/ Jennifer Ernst
Jennifer Ernst
Chief Executive Officer